FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For September 28, 2023

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau
32-36 Rua do Comandante Mata e Oliveira
Macau
Special Administrative Region, PRC
 (Address of principal executive offices)

DESWELL ANNOUNCES FILING OF FORM 20-F/A
AN AMENDMENT TO THE ANNUAL REPORT ON FORM 20-F

MACAO—SEPTEMBER 28, 2023 -- Deswell Industries, Inc. (Nasdaq: DSWL) today announced that the Company has filed an Amendment to its Annual Report on Form 20-F of Deswell Industries, Inc. (“Company,” “our,” “us,” or “we”) for the fiscal year ended March 31, 2023 filed on July 28, 2023 (the “Original Filing”). The amendment is being filed solely to amend and restate in its entirety Item 16I, “Disclosure Regarding Foreign Jurisdictions that Prevent Inspections” in order to provide the items required under Item 16I(a) of Form 20-F and to provide the disclosures under Item 16I(b) of Form 20-F.

Except as noted above, this Amendment does not update or modify any disclosure in the Original Filing or reflect any event occurring after the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing.

About Deswell
Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, professional audio equipment, home audio products, and Internet-of-Things (IoT) products.

To learn more about Deswell Industries, Inc., please visit the Company’s web site at www.deswell.com.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Edward So Kin Chung,
Chief Executive Officer

Date: September 28, 2023